Offering Statement for
Aether THERAPEUTICS
("æther THERAPEUTICS," "we," "our," or the "Company")

The Company

1. **What is the name of the issuer?**

   Aether THERAPEUTICS

   4200 Marathon Blvd
   STE 200
   Austin, TX 78756

Eligibility

2. **The following are true for Aether THERAPEUTICS:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Wolfgang Sadee

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
12/19/2017	Present	æther THERAPEUTICS	Founder & Chief Science Officer
04/01/2002	04/01/2022	The Ohio State University Medical Center	Professor

   Dr. Wolfgang Sadee has served as the Felts Mercer Professor of Medicine and Pharmacology at the Ohio State University, Department of Cancer Biology and Genetics, College of Medicine, Columbus OH, and

Director, Center for Pharmacogenomics, with appointments in Psychiatry, Pharmacy, and Public Health, the Davis Heart & Lung Research Institute, and OSU Comprehensive Cancer Center. He had received a doctorate degree in Pharmaceutical Chemistry at the FU Berlin in 1968, and then served on the pharmacy faculties of USC from 1961 to 1963 and UCSF from 1963 until 2002. Dr. Sadee's research focuses on pharmacogenomics, employing genomics technologies to discover regulatory variants affecting disease risk and drug response and to develop biomarker tests for optimizing individualized therapies. He has also developed novel drug candidates for opioid induced bowel dysfunction, opioid addiction, and neonatal abstinence syndrome. Dr. Sadee has published over 400 research papers, chapters, and monographs, and he holds multiple patents. He has served as founding editor of Pharmaceutical Research and The AAPS Journal. He has received several awards, including the Distinguished Scientist Award from the AAPS. LinkedIn:https://www.linkedin.com/in/wolfgang-sadee-bb39ab10/

Name
Jon Saxe

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/2016	Present	Trellis Bioscience	Director
09/01/2000	Present	Arbor Vita Corporation	Director
12/19/2017	Present	æther THERAPEUTICS	Chairman
10/01/2018	01/01/2022	Cancer Prevention Pharmaceuticals, Inc	Director
01/01/2021	Present	K2X Technology and Life Science	Lead Director
01/01/2020	Present	NuvOx Pharma	Director
01/01/2019	Present	Achelios Therapeutics	Director
01/01/2017	Present	Epalex Corporation	Chariman
01/01/2000	Present	VistaGen Therapeutics	Director
01/01/2003	01/01/2021	Durect Corporation	Director

Chairman of the æther THERAPEUTICS Board of Directors, Jon Saxe brings a wealth of experience, having served on over 25 Boards with multiple successful exits. Mr. Saxe was the Vice President, Corporate Development & Licensing, of Hoffmann-LaRoche, CEO of Synergen, President of PDL Biopharma between 1995 and 2000 and having served on its board between 1989 and 2010. Currently, among other responsibilities Mr. Saxe is the lead director of the investment entity K2X Technology and Life Science. LinkedIn: https://www.linkedin.com/in/jon-saxe-96b5385/

Name
John Harris

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/01/2020	05/31/2022	Balboa RESEARCH SMO+	CEO
07/01/2022	Present	aether THERAPEUTICS	President & CEO

Joining æther THERAPEUTICS in July 2022 as CEO, Mr. Harris brings the critical skillsets, focus and experience to successfully propel the development of ATX-001. Prior to æther, he was the CEO of balboa RESEARCH SMO+, a leading clinical research organization, executing over 50 clinical trials. Mr. Harris' background at large, medium and start-up organizations in the biotech and cell therapy fields provide deep operational, executive and market development savvy. University of Utah | Salt Lake City, UT • Executive MBA, David Eccles School of Business | 2004 • Bachelor of Arts | 1995 LinkedIn:

Name
Rick Hawkins

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/2010	Present	Lumos Pharma	Chairman & CEO
01/01/1994	Present	id2	CEO & President

Mr. Hawkins is currently the Chairman and CEO of Lumos Pharma, Inc. an late-stage orphan drug company based in Austin, Texas. He currently serves as a Chairman of the Board of Directors for Plus Therapeutics, a NASDAQ listed company Rick Hawkins is a member of the National Ernst and Young Entrepreneur of the Year Hall of Fame. Mr. Hawkins was inducted into the Hall of Honor for the College of Natural Sciences at the University of Texas by Dean, Mary Ann Rankin. In 2006 he received Ohio University's Distinguished Business Achievement Award, and in 2014 was awarded the Konneker Medal, the leading entrepreneurial honor awarded by the University. Rick was named one the top 10 Life Sciences CEO's in Texas by the Texas Healthcare & Bioscience Institute and was the keynote speaker at BioVenture Showcase 2008. LinkedIn: https://www.linkedin.com/in/rickhawkins-lumos/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Rick Hawkins

Securities:	1,200,000
Class:	Common Stock
Voting Power:	25.3%

Brian Cummings

Securities:	1,050,000
Class:	Common Stock
Voting Power:	22.1%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

æther THERAPEUTICS is in the business of developing pharmaceutical technologies. As such, there are no near-term sources of revenue. In the future, if the technology is developed successfully, the company may consider various options, such as out-licensing, acquisition or an IPO. In the pharmaceutical industry, these options typically occur after successful Phase I or Phase II clinical trials. Aether THERAPEUTICS' main candidate is Low Dose 6β-Naltrexol (ATX-001). Animal models indicate that ATX-001 may prevent opioid dependence while not blocking pain relief or causing withdrawal & other adverse effects. Opioid analgesics are widely used for pain therapy, providing excellent pain relief and cost effectiveness. However, the adverse effects of opioids (respiratory depression, constipation, hyperalgesia, pruritis and risk of addiction) present significant challenges. The negative impact of opioids on an individual can be devastating; in aggregate, their adverse effects created the opioid crisis. 6βN is the main metabolite of naltrexone (Ntx) with distinct and novel effects at low doses (ATX-001), which drive its breakthrough mechanism of action. The highly druggable ATX-001 leverages Ntx's solid safety profile along with a previous eIND. Preclinical work indicates that ATX-001 potently and selectively reduces opioid dependence, hyperalgesia, and possibly drug seeking (study ongoing) in animal models at doses well below those affecting antinociception or causing withdrawal. We believe that ATX-001 potently reverses the opioid dependent state by lowering elevated ligand-free signaling of the μ-opioid receptor (MOR-μ*), a driver of opioid dependence. In short, our hypothesis, based on multiple animal models, is that ATX-001 acts as a Retrograde Addiction Modulator. ATX-001 is supported by a broad IP portfolio and targets three therapeutic applications: ATX-001 addresses a significant societal need: the opioid crisis. ATX-001 has a massive US total addressable market > $12.8B. Non-dilutive and continued funding from NIH-National Institute of Health (NIDA-National Institute on Drug Abuse, NICHD-National Institute of Child Health and Human Development , NCATS-National Institute for Advancing Translational Sciences) validates the promise of LD 6βN. ATX-001 was developed by a globally respected thought leader in opioid pharmacology, Dr. Wolfgang Sadee. Our leadership team, including Dr. Sadee, has deep domain expertise in developing pharmaceutical technologies.

æther THERAPEUTICS currently has 3 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Aether THERAPEUTICS speculative or risky:**

1. The target compound may not work or perform as intended. Technological risk refers to the uncertainty that a new technology or compound may fail to perform as intended. This can arise from unproven principles, complex development processes, regulatory hurdles, and challenges in market acceptance or integration with existing systems. Additionally, the risk of obsolescence, intellectual property issues, unexpected technical challenges, and production difficulties can further complicate the investment. These factors may lead to delays, increased costs, or complete failure, potentially resulting in significant financial losses. Investors often require higher returns to compensate for the heightened risk associated with such innovations.

2. Need for Additional Capital The Company is seeking to raise $800,032 in the Offering. Continuation of the Company's operations once those funds have been consumed will require the generation of sufficient revenues from sales (of which there can be no assurance) or may require the obtaining of additional debt or equity financing (which may or may not be available to the Company). Any additional equity financing required by the Company would have the effect of diluting the ownership percentages of the Shareholders of the Company. If such additional financing is needed but cannot be obtained, the Investors may lose their entire investment. The Company's ability to obtain future financing, including debt financing, may be restricted by interest rates, the regulatory environment, laws and rules affecting the Company's business. In addition, the Company's ability to obtain future financing may be restricted by the fact that the Offering is being conducted in reliance on certain exemptions from the registration requirements of the Securities Act and their equivalents in various states. In order to ensure the continuing effectiveness of these exemptions, the Company may have to limit the amount of funds that it raises from certain types of Investors for a period of time following the closing of the Offering.

3. We are highly dependent on the services of Key Individuals. Our future business and results of operations depend in significant part upon the continued contributions of our CEO John Harris and Founder Wolfgang Sadee. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

4. Legal Risk: Aether Therapeutics, Inc. v. Brian Cummings; Technium, Inc.; and Innovaito LLC, Cause No. D-1-GN-23-001828 455th District Court of Travis County, Texas. In 2023 Aether's Board of Directors became aware that its former CEO, Brian Cummings, his company Technium, Inc., and D.J. Nag and his company, Innovaito, LLC had signed an "agreement" purporting to commit Aether to pay a percentage of any patent infringement recovery that it might receive. The "agreement" was signed by Nag and Cummings on behalf of Innovaito and Technium but was never signed by Aether. Aether subsequently recovered a settlement in a separate patent infringement case. Aether then filed a lawsuit to secure a declaration that the four defendants have no rights to that recovery. Nag, Cummings, and Technium thereafter released any claim to Aether's recovery and were each dismissed from the lawsuit. Innovaito continues to claim a share of Aether's recovery but has produced no document signed by Aether granting it any right to the recovery. Aether is therefore pursuing relief against Innovaito's claim.

5. Market Adoption and Reimbursement Risk Even if our clinical trials yield successful outcomes and we obtain regulatory approval, there remains a significant risk that the adoption of our product may be slower than anticipated. This could be due to various factors such as skepticism within the medical community, competition from established treatments, or hesitancy from healthcare providers and patients to adopt a new therapy. Additionally, there is the risk that reimbursement from insurance companies and other payers could be denied or be insufficient to cover the costs of the treatment. Without adequate reimbursement, healthcare providers may be less likely to recommend our product, and patients may find it unaffordable, leading to lower than expected sales and hindering our ability to achieve projected financial returns. These challenges could severely impact our market penetration, overall profitability, and long-term sustainability.

6. Patient Enrollment and Accessibility Risk We face the risk that patient enrollment in our planned clinical trials may be delayed due to competing clinical trials from other organizations or unforeseen

circumstances. Other trials may attract the same patient population, making it more challenging for us to recruit participants. Additionally, external events such as a pandemic or other public health emergencies could further exacerbate these delays by rendering patients inaccessible due to restrictions on movement, overwhelmed healthcare systems, or patient hesitancy to participate in clinical studies during such times. These delays in patient enrollment could extend the timeline for our trials, increase costs, and potentially jeopardize the overall success of our clinical development program, ultimately impacting our ability to bring our product to market in a timely manner.

7. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

8. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

9. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

10. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and

reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

11. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

   Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

12. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

   You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

13. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

   Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

14. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

   Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

15. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional

capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

16. *There is no present public market for these Securities and we have arbitrarily set the price.*

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

17. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

18. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Aether THERAPEUTICS ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $800,032 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

If the Company raises its maximum raise amount we intend on allocating it in the following way: $125k - Hire a clinical trial manager $100k - Pre-IND & IND preparation (consultants) $185k - Ongoing legal fees, new patent & Administrative $200k - Initiate API production for planned Phase I clinical trial $150k - completion of animal testing

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$39,202
Hire Clinical Trial Manager	$0	$125,400
Pre-IND and IND Consultants	$0	$100,000
Initiate Production of API	$0	$185,000
Animal Testing	$0	$200,403
Legal Fees, Patents and Administrative	$9,510	$150,028
Total Use of Proceeds	**$10,000**	**$800,032**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Aether THERAPEUTICS must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $3.68 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	6,930,801	4,751,887	Yes	
Preferred Stock	1,697,301	0	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The existing convertible debt is subject to conversion into equity under certain circumstances, and if they convert you will be diluted by that conversion.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

We evaluated comparable companies based on whether they had NIH grants, stage of development (Phase I, II or III), the size of seed round funding and their post seed valuation.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

- **additional issuances of securities,**
- **issuer repurchases of securities,**
- **a sale of the issuer or of assets of the issuer or**
- **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Wolfgang Sadee
Amount Outstanding:	$115,000
Interest Rate:	8.0%
Maturity Date:	Payable On Demand
Other Material Terms:	In 2024, the Company recently executed a Convertible Loan agreement with one of its founders, Dr. Wolfgang Sadee, for $115,000. This loan is at 8 percent annual interest that would be generally in a senior position to any creditor. If the Loan is not paid back within 180 days, it would convert to common shares of the Company at $2.18 per share.

25. **What other exempt offerings has Aether THERAPEUTICS conducted within the past three years?**

None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    AETHER THERAPEUTICS was incorporated on December 19, 2017 in Delaware. It is currently operating as a development-stage biotechnology company. In 2024, The company filed a Form D in connection with an investment round, and the offering was not consummated because the funding was not received, and consequently no shares were issued. In 2023, the Company received a little more than $1.4 million in settlement of claims the Company had made against a defendant alleging patent infringement. The matter was considered concluded with the execution of that settlement agreement. The Company recorded this amount as Other Income. In 2023 the Company's Board of Directors became aware that its former CEO, Brian Cummings, his company Technium, Inc., and D.J. Nag and his company, Innovaito, LLC had signed an "agreement" purporting to commit the Company to pay a percentage of any patent infringement recovery that it might receive. The "agreement" was signed by Nag and Cummings on behalf of Innovaito and Technium but was never signed by the Company. The Company subsequently recovered a settlement in a separate patent infringement case. The Company then filed a lawsuit to secure a declaration that the four defendants have no rights to that recovery. Nag, Cummings, and Technium thereafter released any claim to the Company's recovery and were each dismissed from the lawsuit. Innovaito continues to claim a share of the Company's recovery but has produced no document signed by the Company granting it any right to the recovery. The Company is therefore pursuing relief against Innovaito's claim. Results of Operations: Operating expenses for the year ended December 31, 2023 increased by $1,122,326 to $1,142,794, as compared to $20,468 reported for the year ended December 31, 2022. The increase in expenses included research and development costs of $468,368 is 2023, whereas no costs were incurred for research and development in 2022. The bulk of the increase in expenses was general and administrative costs of $810,180 in 2023, compared to $20,648 in 2022. Interest expense for the year ended December 31, 2023 increased by $24,948 to $24,948, as compared to $0 as reported for the year ended December 31, 2022. Net income for the year ended December 31, 2023 increased by $167,666 to net income of $147,198, as compared to a net loss of $20,468 reported for the year ended December 31, 2022. The Company was able to generate net income in 2023 because of other income of $1,413,482 from a settlement agreement over alleged patent infringements. Liquidity & Capital Resources: On December 31, 2023, the Company had cash and cash equivalents of $176,687 and working capital of $21,151, as compared to cash and cash equivalents of $16,530 and negative working capital of $121,312 on December 31, 2022. Valuation: We

reviewed relevant comparable companies via an independent service (PitchBook). We evaluated these comps based on whether they had NIH grants, stage of development (Phase I, II or III), the size of seed round funding and their post seed valuation. We determined that the range of valuations was between $10M (Novilla Pharmaceuticals) and $34M (Oisin Biotechnologies). We determined that the valuation of aether THERAPEUTICS justly resided in-between both of these comparable companies.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

   CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**

7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**

8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Aether THERAPEUTICS answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation: certificateofincorporation.pdf

Corporate Bylaws: corporatebylaws.pdf

Opportunity:

Offering Page JPG: offeringpage.jpg

Financials:

Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.aethertherapeutics.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.